ViewTrade Securities 7280 W. Palmetto Park Road, # 105 Boca Raton, FL 33433 (561) 338-6206
March 14, 2018 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attn: Jessica Livingston
Re: Senmiao Technology Limited Registration Statement on Form S-1 Filed December 22, 2017 File No. 333-221225

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the "Act"), and as representatives of the several underwriters of the Company’s proposed public offering, we wish to advise you that we hereby join with the Company's request that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00PM on March 15, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed copies of the preliminary prospectus dated March 13, 2018, through the date hereof, to 346 prospective underwriters, institutional investors, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

ViewTrade Securities

By:
Name:	Douglas Aguililla
Title:	Director, Investment Banking